STATEMENT OF INVESTMENTS

Dreyfus Florida Intermediate Municipal Bond Fund

September 30, 2007 (Unaudited)

Long-Term Municipal Investments--96.9%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Florida--86.1%				
Bay County, Sales Tax Revenue (Insured; AMBAC)	5.00	9/1/24	3,325,000	3,487,094
Brevard County, Local Option Fuel Tax Revenue (Insured; FGIC)	5.00	8/1/23	1,260,000	1,309,178
Broward County School Board, COP (Insured; FSA)	5.50	7/1/11	4,715,000 [a]	5,077,725
Capital Projects Finance Authority, Student Housing Revenue (Capital Projects Loan Program) (Insured; MBIA)	5.50	10/1/16	4,285,000	4,544,114
Clay County Housing Finance Authority, Revenue (Multi-County Program) (Collateralized: FNMA and GNMA)	4.85	10/1/11	340,000	346,416
Collier County School Board, COP (Master Lease Program Agreement) (Insured; FSA)	5.25	2/15/20	3,500,000	3,842,930
Collier County School Board, COP (Master Lease Program Agreement) (Insured; FSA)	5.25	2/15/22	2,000,000	2,196,460
Dade County, Special Obligation Revenue (Insured; AMBAC)	0.00	10/1/10	6,825,000	6,087,013
Dade County, Water and Sewer System Revenue (Insured; FGIC)	6.25	10/1/11	2,115,000	2,323,708
Florida Board of Education, Lottery Revenue (Insured; FGIC)	5.25	7/1/18	9,330,000	9,785,957
Florida Board of Education, Lottery Revenue (Insured; FGIC)	5.25	7/1/18	2,500,000	2,673,925
Florida Board of Education, Lottery Revenue (Insured; FGIC)	5.25	7/1/19	3,675,000	3,854,597
Florida Department of Transportation, Turnpike Revenue	5.25	7/1/23	1,945,000	2,033,011
Florida Education System, University of Florida Housing Revenue (Insured; FGIC)	5.00	7/1/22	2,055,000	2,156,640
Florida Municipal Power Agency, Revenue (Stanton II Project) (Insured; AMBAC)	5.50	10/1/15	3,635,000	3,936,814
Florida Ports Financing				

Commission, Revenue (Transportation Trust Fund - Intermodal Program) (Insured; FGIC)	5.50	10/1/16	1,745,000	1,807,785
Florida Water Pollution Control Financing Corporation, Water PCR	5.25	1/15/21	2,545,000	2,731,956
Hillsborough County, GO (Unincorporated Area Parks and Recreation Program) (Insured; MBIA)	5.00	7/1/22	1,155,000	1,252,482
Hillsborough County, Utility Revenue (Insured; AMBAC)	5.50	8/1/14	3,205,000	3,547,262
Hillsborough County Industrial Development Authority, HR (Tampa General Hospital)	5.25	10/1/15	3,000,000	3,150,300
Hillsborough County School Board, COP (Insured; MBIA)	5.00	7/1/16	2,625,000	2,717,032
Indian River County, GO (Insured; MBIA)	5.00	7/1/20	2,265,000	2,402,463
Indian Trace Development District, Water Management Special Benefit Assessment (Insured; MBIA)	5.00	5/1/20	1,500,000	1,593,270
Jacksonville, Guaranteed Entitlement Revenue (Improvement) (Insured; FGIC)	5.38	10/1/16	3,080,000	3,318,269
Jacksonville, Sales Tax Revenue (Insured; AMBAC)	5.50	10/1/14	1,500,000	1,602,030
Jacksonville, Sales Tax Revenue (Insured; AMBAC)	5.50	10/1/15	1,500,000	1,602,030
Jacksonville, Sales Tax Revenue (River City Renaissance Project) (Insured; FGIC)	5.13	10/1/18	2,500,000	2,502,700
Lee County, Transportation Facilities Revenue (Insured; AMBAC)	5.50	10/1/15	2,500,000	2,670,050
Martin County, Utility System Revenue (Insured; FGIC)	5.50	10/1/12	1,065,000	1,157,740
Martin County, Utility System Revenue (Insured; FGIC)	5.50	10/1/13	1,485,000	1,632,431
Miami-Dade County, Public Service Tax Revenue (UMSA Public Improvements) (Insured; AMBAC)	5.50	4/1/16	2,190,000	2,356,068
Miami-Dade County,				

Transit System Sales Surtax Revenue (Insured; XLCA)	5.00	7/1/24	2,530,000	2,632,642
Miami-Dade County School Board, COP (Miami-Dade County School Board Foundation, Inc.) (Insured; AMBAC)	5.00	11/1/26	3,000,000	3,111,930
Northern Palm Beach County Improvement District, Water Control and Improvement (Unit of Development Number 5B)	5.75	8/1/09	715,000 a	735,335
Orange County, Tourist Development Tax Revenue (Insured; AMBAC)	5.00	10/1/15	1,010,000	1,037,159
Orange County Health Facilities Authority, HR (Orlando Regional Healthcare) (Insured; MBIA)	6.25	10/1/11	1,770,000	1,947,442
Palm Bay, Educational Facilities Revenue (Patriot Charter School Project)	6.75	7/1/22	3,000,000	3,230,370
Palm Beach County, Criminal Justice Facilities Revenue (Insured; FGIC)	5.38	6/1/10	1,825,000	1,908,950
Palm Beach County, Public Improvement Revenue (Convention Center Project) (Insured; FGIC)	5.50	11/1/11	1,785,000 a	1,916,769
Palm Beach County School Board, COP (Insured; FGIC)	6.00	8/1/10	4,000,000 a	4,295,840
Palm Beach County School Board, COP (Insured; FSA)	5.50	8/1/12	4,910,000 a	5,317,481
Polk County, Constitutional Fuel Tax Improvement Revenue (Insured; MBIA)	5.00	12/1/19	1,330,000	1,418,179
Saint Johns County, Sales Tax Revenue (Insured; MBIA)	5.00	10/1/25	1,545,000	1,613,907
Sarasota County School Board, COP (Master Lease Program) (Insured; FGIC)	5.00	7/1/15	1,000,000	1,074,010
Seminole County, Water and Sewer Revenue	5.00	10/1/21	1,050,000	1,104,075
Seminole County, Water and Sewer Revenue	5.00	10/1/22	4,530,000	4,756,998
Volusia County School Board, Sales Tax Revenue (Insured; FSA)	5.38	10/1/15	4,000,000	4,309,440

U.S. Related--10.8%

Children's Trust Fund of Puerto Rico, Tobacco Settlement

	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Asset-Backed Bonds	5.75	7/1/10	1,000,000 [a]	1,060,100
Children's Trust Fund of Puerto Rico, Tobacco Settlement				
Asset-Backed Bonds	5.75	7/1/10	3,000,000 [a]	3,180,300
Puerto Rico Commonwealth, Public Improvement	5.25	7/1/23	1,500,000	1,566,780
Puerto Rico Highways and Transportation Authority, Highway Revenue (Insured; MBIA)	5.50	7/1/13	2,500,000	2,688,225
Puerto Rico Highways and Transportation Authority, Transportation Revenue (Insured; MBIA)	5.25	7/1/12	2,440,000	2,495,120
Puerto Rico Infrastructure Financing Authority, Special Tax Revenue	5.00	7/1/16	1,510,000	1,600,509
Puerto Rico Public Buildings Authority, Guaranteed Revenue (Government Facilities) (Insured; XLCA)	5.25	7/1/20	2,000,000	2,229,760
Virgin Islands Public Finance Authority, Revenue, Virgin Islands Gross Receipts Taxes Loan Note	5.63	10/1/10	1,425,000	1,452,488
Total Long-Term Municipal Investments (cost $142,108,438)				**146,383,259**

Short-Term Municipal Investments--1.3%	**Coupon Rate (%)**	**Maturity Date**	**Principal Amount ($)**	**Value ($)**
Pennsylvania--.7%				
Franklin County Industrial Development Authority, Revenue (Menno Haven Project) (Insured; Radian Bank and Liquidity Facility; Bank of America)	6.00	10/7/07	1,000,000 [b]	1,000,000
U.S. Related--.6%				
Government Development Bank of Puerto Rico, CP	4.78	10/2/07	1,000,000	1,000,060
Total Short-Term Municipal Investments (cost $2,000,000)				**2,000,060**
Total Investments (cost $144,108,438)			**98.2%**	**148,383,319**
Cash and Receivables (Net)			**1.8%**	**2,780,103**
Net Assets			**100.0%**	**151,163,422**

a   These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.

b   Securities payable on demand. Variable interest rate--subject to periodic change.

c   At September 30, 2007, 27.6% of the fund's assets are insured by FGIC.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance